Exhibit 99.1

FOR IMMEDIATE RELEASE.

SILICOM ANNOUNCES FIRST DESIGN WIN FOR
INNOVATIVE PCI-E/NVMe COMPRESSION SOLUTION

Design Win With Flash-Only Storage Leader Expected to Ramp Up to $1M/Year -

KFAR SAVA, Israel — May 16, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has been awarded a Design Win from a new customer, a leading Flash-Only Storage company for a proprietary new front-loading compression module. Based on latest compression technology, the new product uses NVMe, a standard developed primarily for high-speed flash-based storage, to create a state-of-the-art PCI-E compression module that can be replaced or added to storage appliances in the field.

Silicom has already received initial purchase orders from the customer and based on the customer’s guidance, the Company expects production orders to ramp up to approximately $1 million per year. In parallel, the Company intends to market the product to the broad range of storage appliance companies that are currently designing new offerings that use the NVMe standard.

“We are excited to be one of the first to offer a next-generation compression solution that leverages the latest compression technology and the NVMe standard,” commented Shaike Orbach, Silicom’s CEO. “This super-fast, super-powerful compression module will help storage appliances deliver the exciting speeds that should be – but have not yet been – achievable for SSD and flash-based solutions. As such, we are experiencing strong interest in our design and concept.

“As so often in the past, our ability to identify this unfilled market derived from our ongoing close communication with existing clients across all market segments, together with our relationship with suppliers, which continues to give us an insider’s insight into upcoming technology innovations. Given our early entry into this market and the expectation that NVMe demand will scale significantly, we believe that the storage market can become a significant growth engine in years to come.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com